901 West Wall St., 3rd Floor     Midland, TX 79701

Phone 432-682-7464     Fax 432-682-7465

June 21, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ring Energy, Inc.

Registration Statement on Form S-3

Filed April 19, 2019, Amended on June 21, 2019

File No. 333-230966

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ring Energy, Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above captioned Registration Statement on Form S-3, File No. 333-230966, filed with the Commission on April 19, 2019, and amended on June 21, 2019 (the “Registration Statement”), so that such Registration Statement becomes effective at 5:00 p.m., Eastern Time, on June 25, 2019, or as soon thereafter as is practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Baker & Hostetler LLP, by calling Mark L. Jones, Esq., at 713-646-1395.

Very truly yours,

RING ENERGY, INC.

/s/ William R. Broaddrick

William R. Broaddrick

Chief Financial Officer